Stradley, Ronon, Stevens & Young, LLP

2600 One Commerce Square

Philadelphia, PA 19103

Lori Buchanan Goldman

lgoldman@stradley.com

215.564.8707

September 10, 2013

Filing Desk

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Atlantic Coast Financial Corporation S-1 Registration Statement

Dear Sir or Madam:

On behalf of Atlantic Coast Financial Corporation (the “Company”), we are transmitting for filing the Company’s Registration Statement on Form S-1.

Please contact Lori B. Goldman (contact information above), Thomas L. Hanley (thanley@stradley.com or 202-292-4525) or Christopher Connell (cconnell@stradley.com and 215-564-8138) to advise us of the status of this filing, the name of the staff attorney who will be responsible for this filing and to discuss any questions concerning this filing.

Sincerely yours,

/s/ Lori Buchanan Goldman
Lori Buchanan Goldman

Enclosures